BANCO ITAÚ HOLDING FINANCEIRA S.A.
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTICE TO THE MARKET

1.	BANCO ITAÚ HOLDING FINANCEIRA S.A. (“ITAÚ”) and COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) wish to inform that subsequent to the July 27 2004 announcement to the market, on October 27 2004, the parties signed the final agreement governing the business activities of the association between the two groups.

2.	The structuring and sale of financial products and services and related items to CBD’s customers will be exclusive to the new financial institution in which ITAÚ and CBD will hold equal stakes.

3.	The new institution will be denominated Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento and will have a Board of Directors whose chairman will be appointed by ITAÚ. ITAÚ will be responsible for nominating the Executive Board, which will be made up of professionals with wide experience in the business. The current partnership will run for a 20-year term, which may be renewed on expiry. The start of operations is expected for early in the first semester of 2.005.

4.	ITAÚ and CBD have already taken the necessary steps for obtaining the regulatory approvals from the Central Bank of Brazil and the process in currently under exam by that Institution.

5.	Once more, ITAÚ and CBD reiterate their commitment to the Brazilian market, certain that they will both increase customer satisfaction and also create stockholder value.

São Paulo, October 27 2004.

Alfredo Egydio Setubal Investor Relations Director	Fernando Queiroz Tracanella Investor Relations Director

BANCO ITAÚ HOLDING FINANCEIRA S.A.	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO